SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 11

TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Southwest Royalties, Inc. Income Fund V

(Name of Issuer)

Limited Partnership Interests

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ___ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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CUSIP No. Not Applicable

(1) Names of Reporting Persons Southwest Royalties, Inc.

S.S. or I.R.S. Identification 75-1917432

Nos. of Above Persons

(2) Check the Appropriate Box (a)

if a Member of a Group (b) X

(3) SEC Use Only

(4) Source of Funds WC

(5) Check if Disclosure of Legal

Proceedings is Required

Pursuant to Items 2(d) or 2(e) Not Applicable

(6) Citizenship or Place of

Organization Delaware corporation

Number of Shares/Units Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power 1,609.72 Units

(8) Share Voting Power None

(9) Sole Dispositive Power 1,609.72 Units

(10) Shared Dispositive Power None

(11) Aggregate Amount Beneficially

Owned by Each Reporting Person 1,609.72 Units

(12) Check if the Aggregate Amount

in Row (11) Excludes Certain

Shares Not Applicable

(13) Percent of Class Represented

by Amount in Row (11) 21.5% of class of

7,500 Units

(14) Type of Reporting Person CO (Managing General Partner of Issuer)

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Item 1. Type of Security: Limited Partnership Interests ("Units")

Name of Issuer: Southwest Royalties, Inc. Income Fund V

Address of Issuer's 407 N. Big Spring St.

Principal Executive Suite 300

Offices: Midland, Texas 79701-4326

Item 2(a). Name of Person

Filing: Southwest Royalties, Inc.

Item 2(b). Address of Principal 407 N. Big Spring St.

Business Office: Midland, Texas 79701-4326

Item 2(c). Present Occupation: Not Applicable

Item 2(d). Criminal Convictions: None

Item 2(e). Civil Securities Laws

Injunctions or

Prohibitions: None

Item 2(f). Citizenship: Delaware, U.S.A.

Item 3. Source of Funds: Working capital of the Reporting Person.

Item 4. Purpose of Transactions:

Satisfied requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

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Item 5. Interest in Securities

The Reporting Person, which is the Issuer: Managing General Partner of the Issuer, holds a total of 1,609.72 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 21.5% of the total 7,500 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person increasing from 20.2% to 21.5% occurred between April 30, 1999 and September 30, 1999 when the Reporting Person purchased an additional 95.72 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $23.80 to $135.98.

Item 6. Contracts, Arrangements,

Undertakings or Relationships

with Respect to Securities of

the Issuer: Not Applicable

Item 7. Material to Be Filed as

Exhibits: Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 1999 By: /s/ Bill E. Coggin

---------------------------------- Bill E. Coggin, Vice-President and CFO, of Southwest Royalties, Inc.

the Managing General Partner

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